UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

((Amendment No. 1)*

Charles & Colvard, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

22942P 10 9

(CUSIP Number)

Cyrus M. Johnson, Jr.

Womble Carlyle Sandridge & Rice, PLLC

3500 One Wachovia Center

301 South College Street

Charlotte, NC 28202-6037

(704) 331-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 22942P 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert S. Thomas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,761,798
8. Shared Voting Power 44,625
9. Sole Dispositive Power 1,761,798
10. Shared Dispositive Power 44,625

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,423
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22942P 10 9

The Schedule 13D originally filed by Mr. Thomas on March 5, 2001 (the “Original Schedule 13D”) with respect to shares of common stock, no par value (“Common Stock”), of Charles & Colvard, Ltd., a North Carolina corporation (the “Issuer”), is hereby amended as set forth by this Amendment No. 1 to Schedule 13D. All information contained herein is as of the date of execution of this Amendment No. 1 to Schedule 13D. Except as amended herein, the Original Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 1. Only those Items that are amended pursuant to this Amendment No. 1 are reported herein.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Original Schedule 13D is amended as follows:

The principal executive offices of the Issuer are located at 300 Perimeter Park Drive, Suite A, Morrisville, North Carolina 27560.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is amended as follows:

(b) The business address of Mr. Thomas is 300 Perimeter Park Drive, Suite A, Morrisville, North Carolina 27560.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is supplemented as follows:

From time to time since the filing of the Original Schedule 13D, Mr. Thomas has acquired options from the Issuer to purchase shares of Common Stock (collectively, the “Options”). Mr. Thomas has exercised certain of these Options and may, from time to time, exercise additional Options. On February 17, 2005, Options to purchase 50,000 shares of Common Stock vested and became immediately exercisable by Mr. Thomas, which increased his beneficial ownership of shares of Common Stock to approximately 9.9% of the outstanding shares of Common Stock. Mr. Thomas currently intends to hold and/or dispose of any shares of Common Stock acquired upon exercise of such Options, as well as shares of Common Stock owned prior to or obtained subsequent to the exercise of such Options, for investment or financial planning purposes.

Other than as set forth herein, Mr. Thomas does not have any plans or proposals that relate to or would result in (a) the acquisition by Mr. Thomas of additional securities of the Issuer (other than Common Stock that he may acquire pursuant to the exercise of Options granted to him in the course of his employment), or the disposition of securities of the Issuer other than in connection with ordinary course investment or financial planning activities, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities

Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

        The Issuer’s board of directors (the “Board”) currently expects to nominate, upon the recommendation of the Board’s Nominating and Governance Committee, a slate of candidates for election to the Board at the Issuer’s 2007 annual meeting of shareholders. Mr. Thomas currently anticipates that he will vote his shares of Common Stock in favor of the slate of candidates nominated by the Board.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is amended as follows:

(a)	Mr. Thomas beneficially owns 1,806,423 shares of Common Stock, which represents approximately 9.9% of the outstanding shares of Common Stock. The amount beneficially owned by Mr. Thomas includes 357,279 shares of Common Stock issuable upon the exercise of Options granted to him by the Issuer.

(b)	Mr. Thomas has sole voting and dispositive power with respect to 1,761,798 shares of Common Stock. Mr. Thomas shares voting and dispositive power with respect to 44,625 shares of Common Stock with his spouse, Mary Ann Thomas. Ms. Thomas, who is not presently employed, is a U.S. citizen who resides at 3610 Baron Monck Pass, Raleigh, North Carolina 27612. During the past five years, Ms. Thomas has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Thomas was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007

/s/ Robert S. Thomas
Robert S. Thomas President and Chief Executive Officer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).